PHILADELPHIA BROKERAGE CORPORATION

Member NASD & SIPC

June 24, 2005

Powercold Corporation
Attn: Joe Cahill
115 Canfield Road
PO Box 1239
LaVernia TX 78121

Dear Joe:

Philadelphia Brokerage Corporation acquired the securities identified in Powercold Corporation's S-1A filed on or about May 3, 2005 to be resold in the ordinary course of business and We had no arrangements or understandings directly or indirectly with any person to distribute said securities at the time we acquired them.

Should you have any questions please do not hesitate to contact me.

Sincerely,

Robert Fisk
Senior Partner